Giovanni Caruso
Partner

345 Park Avenue	Direct	212.407.4866
New York, NY 10154	Main	212.407.4000
	Fax	212.937.3943
	gcaruso@loeb.com

Via Edgar

September 27, 2024

Ronald (Ron) E. Alper

David Link

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Mountain Lake Acquisition Corp.

Registration Statement on Form S-1

Filed August 8, 2024

File No. 333-281410

Dear Mr. Ronald and Mr. Link:

On behalf of our client, Mountain Lake Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated September 13, 2024 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Draft Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles     New York     Chicago     Nashville     Washington, DC     Beijing     Hong Kong     www.loeb.com

A limited liability partnership including professional corporations

September 27, 2024 Page 2

Registration Statement on Form S-1 filed on August 8, 2024

Cover Page

1.	Please state the amount of the compensation received or to be received by your sponsor, its affiliates, and promoters. State whether this compensation may result in a material dilution of the purchasers’ equity interests. Provide a cross-reference, highlighted by prominent type or in another manner, to the locations of related disclosures in the prospectus. See Item 1602(a)(3) of Regulation S-K.

Response: The Company has revised the disclosure on the cover page of the Amended Registration Statement in response to the Staff’s comment.

2.

Please revise to disclose the anti-dilution rights associated with the founder shares. State whether the securities issuances may result in a material dilution of the purchasers’ equity interests as required by Item 1602(a)(3) of Regulation S-K. Provide a cross-reference, highlighted by prominent type or in another manner, to the locations of related disclosures in the prospectus.

Response: The Company has revised the disclosure on the cover page of the Amended Registration Statement in response to the Staff’s comment.

3.	In the paragraph where you disclose conflicts of interest, please state whether there may be actual or potential material conflicts of interest between the sponsor and the purchasers in the offering, as required by Item 1602(a)(5) of Regulation S-K. Also provide a cross-reference to the locations of related disclosures in the prospectus.

Response: The Company has revised the disclosure on the cover page of the Amended Registration Statement in response to the Staff’s comment.

4.

We note your disclosure regarding the non-managing sponsor investor. Please expand your discussion of the non-managing sponsor investor to disclose the different interests they may have. Please address that the non-managing sponsor investor will have the potential to realize enhanced economic returns from its investment as compared to other investors purchasing in the offering. Please clarify if there are any agreements with the non-managing sponsor investor.

Response: The Company has revised the disclosure on the cover page of the Amended Registration Statement in response to the Staff’s comment.

5.	Regarding your disclosure of the expressions of interest by the non-managing sponsor investor to indirectly purchase private units by purchasing sponsor membership interests, please revise to add clarifying disclosure to directly compare the percentage of such private units that may be purchased by the non-managing sponsor investor to the percentage of private units to be held by the sponsor following the offering.

Response: The Company has revised the disclosure on the cover page of the Amended Registration Statement in response to the Staff’s comment.

6.	Please revise the cross-reference relating to dilution to include all the sections of the prospectus for disclosures related to dilution. See Item 1602(a)(4) of Regulation S-K.

Response: The Company has provided the cross-reference highlighted by prominent type throughout the prospectus.

7.

We note your statement that “the sponsor will issue membership interests at a nominal purchase price to the non-managing sponsor investor reflecting interests in an aggregate of 3,175,713 of the founder shares held by the sponsor.” Please revises to indicate the amount of the membership interests and the nominal purchase price which will reflect the interests in the aggregate of 3,175,713 founder shares to the non-managing sponsor investor.

Response: The Company has revised the disclosure on the cover page of the Amended Registration Statement in response to the Staff’s comment.

September 27, 2024 Page 3

Summary, page 1

8.	Please disclose in tabular format the nature and amount of the compensation received or to be received by your sponsor, its affiliates, and promoters, the amount of securities issued or to be issued by you to the sponsor, its affiliates, and promoters and the price paid or to be paid for such securities, and, outside of the table, the extent to which this compensation and securities issuance may result in a material dilution of the purchasers’ equity interests, as required by Item 1602(b)(6) of Regulation S-K.

Response: The Company has revised the disclosure on page 2 of the Amended Registration Statement in response to the Staff’s comment.

Prior SPAC Experience, page 6

9.	Please disclose the current status of Social Leverage Acquisition Corp I. Please revise to clarify that Social Leverage Acquisition Corp I announced that it will redeem its public shares, that it will not consummate an initial business combination, and that its securities will stop trading and be delisted from NASDAQ.

Response: The Company has revised the disclosure on page 7 of the Amended Registration Statement in response to the Staff’s comment.

10.	Supplementally advise us whether the sponsor, its affiliates and the promoters are involved in other special purpose acquisition companies.

Response: The Company has revised the disclosure on page 7 of the Amended Registration Statement in response to the Staff’s comment.

Initial Business Combination, page 7

11.	Please disclose your plans if you do not consummate a de-SPAC transaction within 24 months, including whether you expect to extend the time period, whether there are any limitations on the number of extensions, including the number of times, and the consequences to the SPAC sponsor of not completing an extension of this time period. See Item 1602(b)(4) of Regulation S-K.

Response: The Company has revised the disclosure on the cover page and pages 9 and 137 of the Amended Registration Statement in response to the Staff’s comment.

September 27, 2024 Page 4

Our Business Combination Process, page 10

12.	Please provide the basis for your statement, here and elsewhere in the prospectus, that you do not believe that the fiduciary duties or contractual obligations of your officers or directors will materially affect your ability to complete your initial business.

Response: The Company has revised the disclosure on pages 12, 37, 68, 69, and 107 of the Amended Registration Statement in response to the Staff’s comment.

Additional Financing, page 11

13.	Please disclose how the terms of additional financings, including forward purchase and backstop agreements mentioned elsewhere, may impact unaffiliated security holders, as required by Item 1602(b)(5) of Regulation S-K.

Response: The Company has revised the disclosure on page 13 of the Amended Registration Statement in response to the Staff’s comment.

Conflicts of Interest, page 35

14.	Please add disclosure of the conflicts of interest relating to the compensation, fees, repayment of loans, and reimbursements of expenses that will be paid to officers and directors affiliated with the sponsor upon completion of a de-SPAC transaction. Please also revise to disclose conflicts of interest that may arise in the event that you seek to complete your initial business combination with a company that is affiliated with your sponsor, officers or directors, as referenced on page 9. See Item 1602(b)(7) of Regulation S-K.

Response: The Company has revised the disclosure on pages 37-38 of the Amended Registration Statement in response to the Staff’s comment.

September 27, 2024 Page 5

Risk Factors, page 40

15.	Please provide a separate risk factor that the non-managing sponsor investor may have different interests than the other public shareholders, including the potential conflicts of interest with the non-managing sponsor investor in approving your business combination and otherwise exercising its rights as a public shareholder because of their indirect ownership of founder shares and private placement units.

Response: The Company has revised the disclosure on pages 75 of the Amended Registration Statement in response to the Staff’s comment.

Use of Proceeds, page 82

16.

We note your statement that “We expect that the interest earned on the trust account will be sufficient to pay income taxes. We will not be permitted to withdraw any of the principal or interest held in the trust account, except for the withdrawal of interest to pay our income taxes and up to $100,000 to pay dissolution expenses, as applicable, until the earliest of ….” We also note your statement in footnote 5 to the use of proceeds table that “The amount in the table above does not include interest available to us from the trust account. We may withdraw funds from the trust account to fund our working capital requirements, subject to an annual limit of $1,000,000.” Please revise your disclosure as appropriate.

Response: The Company has revised the disclosure on page 86 of the Amended Registration Statement in response to the Staff’s comment.

Dilution, page 86

17.	Please expand your disclosure to describe each material potential source of future dilution. Your revisions should address, but not be limited to, founder shares’ anti-dilution rights and shares that may be issued in connection with the closing of your initial business combination. Reference is made to Item 1602(c) of Regulation S-K.

Response: The Company has revised the disclosure on page 89 of the Amended Registration Statement in response to the Staff’s comment.

Officer and Director Compensation, page 122

18.	Please revise to include the founder shares, private warrants and the anti-dilution provision, as well as any shares to be issued to the independent directors, along with any other compensation, as required by Item 1603(a)(6) of Regulation S-K.

Response: The Company has revised the disclosure on page 126 of the Amended Registration Statement in response to the Staff’s comment.

Conflicts of Interest, page 125

19.	Please add disclosure of the conflicts of interest relating to the repayment of loans, and reimbursements of expenses that will be paid to officers and directors affiliated with the sponsor upon completion of a de-SPAC transaction. See Item 1603(b) of Regulation S-K.

Response: The Company has revised the disclosure on page 131 of the Amended Registration Statement in response to the Staff’s comment.

September 27, 2024 Page 6

Sponsor Ownership, page 130

20.	Based on the expression of interest of the non-managing sponsor investor, and your disclosure that the non-managing investor will hold membership interests in the sponsor, please revise to disclose the persons or affiliated groups who may have direct and indirect material interests in the sponsor, as well as the amount of their interests. See Item 1603(a)(7) of Regulation S-K.

Response: The Company has revised the disclosure on page 134 of the Amended Registration Statement in response to the Staff’s comment.

Transfers of Founder Shares and Private Units, page 131

21.	Please disclose the certain limited exceptions to the transfer restrictions of the private units, as referenced on page 130. See Item 1603(a)(9) of Regulation S-K.

Response: The Company has revised the disclosure page 135 of the Amended Registration Statement in response to the Staff’s comment.

22.	Please revise to disclose whether the non-managing sponsor investor’s membership interest units are subject to any transfer restrictions, such as a lock up agreement.

Response: The Company has revised the disclosure on page 135 of the Amended Registration Statement in response to the Staff’s comment.

Signatures, page II-4

23.	Please revise to have the registration statement signed by a majority of the board of directors. See Instruction 1 to the Signatures section of Form S-1.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment.

September 27, 2024 Page 7

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

/s/ Giovanni Caruso
Giovanni Caruso
Partner